Filed by Tribune Company
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934
Commission File No.: 1-8572
Subject Company: The Times Mirror Company

THE FOLLOWING IS A SLIDE PRESENTATION DISTRIBUTED TO CERTAIN ANALYSTS BY TRIBUNE ON MARCH 15, 2000




                                     TRIBUNE
                              Times Mirror Merger

                                 March 15, 2000

Why is this a great transaction?
================================================================================

o World class major market assets

o Great strategic fit

o Reasonable purchase price

     o 10.5x 2000 EBITDA (8.5x with synergies)

o Attractive return for shareholders (18% ROI)

Local Touch - National Reach
================================================================================

A national foothold

Its merger with Times Mirror would give Tribune Co. both broadcasting and publishing interests in several major markets. It would be the only media company with a TV station and newspaper in four: New York, Los Angeles, Chicago and Hartford.

               [Outline of contiguous Unites States plotting geographical location of Times-Mirror newspapers,
               Tribune Co. newspapers, Tribune Co. TV stations and Tribune Co. radio stations]


Times Mirror newspapers: 7

Los Angeles Times
Newsday
The Baltimore Sun
The Hartford Courant
The Morning Call (Allentown, Pa.)
The Advocate (Stamford, Conn.)
Greenwich Time (Greenwich, Conn.)

Tribune Co. newspapers: 4

Chicago Trubune
Sun-Sentinel, South Florida
The Orlando Sentinel
Daily Press (Hampton Roads, Va.)

Tribune Co. TV stations: 22

Including WPIX (New York), KTLA (Los Angeles) and WGN (Chicago)

Tribune Co. radio stations: 4

Including WGN and three stations in the Denver area.


Note: Tribune Co. is awaiting FCC approval of its acquisition of a second TV station in Hartford.
Sources: Times Mirror, Tribune Co.

Financially Compelling
================================================================================

o Cash EPS accretive in first year

o Free cash flow of $900 million per year

o SVA positive in 2004 -2006 depending on divestitures

o Strong balance sheet

     - Debt / EBITDA of 3.0x

     - EBITDA / Interest of 4.7x

o $4.0 billion in non-media assets

o Sum of the parts valuation of $50 - $65 per share

National Advertiser Revenue Potential
================================================================================

o National segment growing fast

     o $ 8 B market

     o + 10% annual growth

o National retailers becoming dominant

o Leverage leading position in major markets

o Gain share from national print and smaller markets

o Sell aggressively, flexibly across markets

o Revenue opportunity of $40-80 M per year

Cross Media Ownership Creates New Value
================================================================================

o     Quality and cost benefits of content sharing

o     Build brands and audiences through cross promotion

o     Emerging demand for cross media marketing solutions

o     Launch Chicago model in LA and NY

o     Incremental cross media advertising sales --
      $ 15-30 M per year

      Here's Chicago...
===============================================================================

o     Chicago Tribune:  the Midwest's leading newspaper

o     WGN AM:  top-rated radio station

o     WGN TV:  #1 revenue TV station

o     CLTV:  local cable news

o     #1 local interactive website

National Scale Creates Value on the Internet
===============================================================================

o     Create national reach (21 major markets)
        -Top 20 news and information sites
        -Competitive reach with national networks
        -Increased share in national internet advertising

o     Scalable operating efficiencies

o     Better leverage for national e-commerce opportunities

o     Increased cash flow -- $ 25-30 M in 2001

Newspaper Margin Expansion
===============================================================================

                      Pro Forma Blended Publishing Margins
                      (Includes Tribune and Times Mirror)



               [Graph showing increase in OCF Margins for 1999-2005
                attributed to New Revenue Growth, Core Revenue Growth and Expense Savings Related*]

               [OCF Margin ranging from 27% in 1999 to approximately
                32% in 2005]






     *Newspaper only -- does not include corporate office savings ($40 million per year

   Where do we go from here?
===============================================================================

o     Execute aggressively to create value from the merger

o Actively pursue television acquisitions to expand national footprint and exploit duopoly opportunities

o     Find creative ways to recognize value in Interactive

o     Maximize value from non-media assets

   Transaction Highlights
===============================================================================

o     Two-step transaction:
      1)  Cash tender for up to 28 million shares at $95 / share
      2)  Back-end merger at 2.5 TRB per TMC share
          -- Issue 102 million TRB shares / 364 million outstanding

o     $ 8 billion transaction value

o     Closing expected 3rd quarter of 2000

o     Four new directors to join Tribune's board

The preceding communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained therein. The forward-looking statements include statements about future financial and operating results and the proposed Tribune/Times Mirror combination. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the tender offer for shares of common stock of Times Mirror or the merger of Times Mirror with and into Tribune; failure of the Tribune or Times Mirror stockholders to approve the merger; the risk that the Tribune and Times Mirror businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tribune's and Times Mirror's business generally. More detailed information about those factors is set forth in Tribune's and Times Mirror's filings with the Securities and Exchange Commission ("SEC"), including their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. Tribune and Times Mirror are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ALL STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF TIMES MIRROR COMMON STOCK THAT WILL BE FILED BY TRIBUNE WITH THE SEC AND MAILED TO STOCKHOLDERS OF TIMES MIRROR. THE TENDER OFFER STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF TIMES MIRROR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders of Times Mirror will be able to obtain the tender offer statement, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention:
Investor Contact, telephone: (312) 222-3787.

ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS OF TRIBUNE AND TIMES MIRROR. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.

Tribune and its officers and directors may be deemed to be participants in the solicitation of proxies from Tribune's stockholders with respect to the merger and related transactions. Information regarding such officers and directors is included in Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on March 24, 1999. This document is available free of charge at the SEC's Internet site (http://www.sec.gov). In addition, Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.